Filed by: Quest
                                                        Diagnostics Incorporated


                       This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.

                                             Subject Company: Unilab Corporation
                                                  Commission File No.: 001-11839



FORWARD-LOOKING STATEMENTS:
This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K, and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:
On May 15, 2002, Quest Diagnostics filed a Registration Statement on Form S-4, as amended, and a Schedule TO, as amended, and Unilab filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the Securities and Exchange Commission in connection with the transaction. A Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9, and related exchange offer materials, including a letter of election and transmittal, have been mailed to stockholders of Unilab. In addition, Quest Diagnostics has previously filed a Statement on Schedule 13D, as amended, relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics by directing a request to Quest Diagnostics Incorporated at One Malcolm Avenue, Teterboro, New Jersey, 07608, or from Unilab by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, California, 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

                                      # # #



                  Quest Diagnostics Incorporated
                  One Malcolm Avenue
                  Teterboro, New Jersey 07608

[GRAPHIC OMITTED]                                   News From Quest Diagnostics
[QUEST LOGO]                                        ---------------------------

Contacts:

Quest Diagnostics
Laure Park (Investors): 201-393-5030
Gary Samuels (Media): 201-393-5700

Unilab
Brian Urban: 818-758-6611


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


               QUEST DIAGNOSTICS AND UNILAB AMEND MERGER AGREEMENT

     --FTC is Reviewing Proposal by Quest Diagnostics and Third Party Buyer
                Regarding Sale of Assets in Northern California--

TETERBORO, N.J., and TARZANA, Calif., JANUARY 6, 2003 - Quest Diagnostics Incorporated (NYSE: DGX) and Unilab Corporation (NASD: ULAB) announced that they have executed the amendment of their previously announced Merger Agreement under which Quest Diagnostics would acquire Unilab. In addition, Quest Diagnostics announced that it and an undisclosed third party purchaser have submitted a proposal to the Federal Trade Commission (FTC) related to the proposed divestiture of certain assets of the combined company in Northern California following the completion of the merger with Unilab. The divestiture is subject to FTC review and approval.

As previously announced, the changes to the Merger Agreement reduce the value of the overall transaction by approximately $60 million, based on the closing price of Quest Diagnostics common stock on November 29, 2002. Under the amended terms of the Merger Agreement, Unilab shareholders have the right to elect either
0.3424 of a share of Quest Diagnostics common stock or $19.10 in cash for each Unilab share tendered. In the exchange offer and the merger, Quest Diagnostics will not issue more than 8.5 million shares (including shares reserved for options outstanding at the consummation of the merger) or pay more than $297 million in cash. Based on these amounts, up to but not more than approximately 42% of the outstanding Unilab shares may be exchanged for cash and up to but not more than approximately 66% of the outstanding Unilab shares may be converted into Quest Diagnostics shares. In addition, the termination date of the Merger Agreement was extended from November 30, 2002 to January 31, 2003.

The changes to the Merger Agreement will be described in the parties' respective SEC filings that will be distributed to Unilab stockholders.

The proposed divestiture of assets in Northern California is intended to address issues raised by the FTC in its review of the Unilab transaction. The assets to be sold to a prospective third party include the assignment of capitated contracts with independent physician associations (IPAs), as well as the leases for certain patient service centers and rapid response laboratories located throughout Northern California. The divestiture is contingent on the completion of the Unilab transaction.

Quest Diagnostics and Unilab hope to complete the exchange offer by January 31, 2003. However, there can be no assurance that the conditions to the transaction, including receipt of FTC approval, will be satisfied by that time.

For additional information on the cash election exchange offer, Unilab shareholders may contact Georgeson Shareholder Communications at 212-440-9800. In addition, Merrill Lynch is the Dealer Manager for the exchange offer and may be contacted toll free at 866-276-1462.

About Unilab
Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 400 patient service centers and rapid response laboratories located throughout the state. Additional information is available on the Company's website at: WWW.UNILAB.COM.

About Quest Diagnostics
Quest Diagnostics Incorporated is the nation's leading provider of diagnostic testing, information and services, providing insights that enable physicians, hospitals, managed care organizations and other healthcare professionals to make decisions to improve health. The company offers the broadest access to diagnostic laboratory services through its national network of laboratories and patient service centers. Quest Diagnostics is the leading provider of esoteric testing, including gene-based medical testing, and empowers healthcare organizations and clinicians with state-of-the-art connectivity solutions that improve practice management. Additional company information can be found on the Internet at: WWW.QUESTDIAGNOSTICS.COM.

FORWARD-LOOKING STATEMENTS:
This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K, and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:

On May 15, 2002, Quest Diagnostics filed a Registration Statement on Form S-4, as amended, and a Schedule TO, as amended, and Unilab filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the Securities and Exchange Commission in connection with the transaction. A Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9, and related exchange offer materials, including a letter of election and transmittal, has been mailed to stockholders of Unilab. In addition, Quest Diagnostics has previously filed a Statement on Schedule 13D, as amended, relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics by directing a request to Quest Diagnostics Incorporated at One Malcolm Avenue, Teterboro, New Jersey, 07608, or from Unilab by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, California, 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

                                      # # #